UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

LIN TV CORP.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

532774 10 6

(CUSIP Number)

Hicks Muse Fund III Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas 75201
Phone Number: (214).740-7300

Copies to:
Denise M. Parent LIN TV Corp. One West Exchange Street, Suite 5A Providence, RI 02903 (401) 454-2880	Glenn D. West Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse, Tate & Furst Equity Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,122,111 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,122,111 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,122,111 (see Item 5))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.7% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM3/GP Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,122,111 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,122,111 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,122,111 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.7% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks Muse GP Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,359,091 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,359,091 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,359,091 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks Muse Fund III Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,359,091 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,359,091 (see Item 5)

11.	Aggregate Amount Owned by Each Reporting Person 18,359,091 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM3 Coinvestors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 236,980 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 236,980 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,980 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse & Co. Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 123,466 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 123,466 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,466 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM Partners Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 123,466 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 123,466 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,466 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse Fund IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 94,165 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 94,165 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,165 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse GP Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 94,165 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 94,165 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,165 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM4-EQ Coinvestors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,820 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,820 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,820 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM 4-P Coinvestors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,329 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,329 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,329 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM 4-EN Coinvestors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,016 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,016 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,016 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse Latin America Fund I Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,724,018 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,724,018 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,018 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse GP Partners L.A., L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,724,018 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,724,018 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,018 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM 1-FOF Coinvestors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 127 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 127 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. HM4 Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,723,891 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,723,891 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,723,891 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse, Tate & Furst Equity Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,692,329 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,692,329(see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,692,329 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,562 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,562 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,562 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. John R. Muse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,097 (see Item 5)

	8.	Shared Voting Power 23,312,229 (see Item 5)

	9.	Sole Dispositive Power 64,097 (see Item 5)

	10.	Shared Dispositive Power 23,312,229 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,376,326 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.4%

14.	Type of Reporting Person (See Instructions) IN
*Voluntary, not mandatory

CUSIP No. 532774 10 6

1.	Names of Reporting Persons. Andrew S. Rosen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,300,740 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,300,740 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,300,740 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.3%

14.	Type of Reporting Person (See Instructions) IN
*Voluntary, not mandatory

Item 1.  Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock"), of LIN TV Corp., a Delaware corporation ("LIN" or the "Company"). The principal executive offices of LIN are located at One West Exchange Street, Suite 5A, Providence, RI 02903.

Item 2.  Identity and Background

Item 2 is amended and restated as follows:

Name of Persons filing this Statement (the "Filing Parties"):

Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Fund III");

HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP Partners");

Hicks Muse GP Partners III, L.P., a Texas limited partnership ("GP Partners III");

Hicks Muse Fund III Incorporated, a Texas corporation ("Fund III Incorporated");

HM3 Coinvestors, L.P., a Delaware limited partnership ("HM3 Coinvestors");

Hicks, Muse & Co. Partners, L.P., a Texas limited partnership ("HM&Co.");

HM Partners Inc., a Texas corporation ("HM Partners");

Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a Delaware limited partnership ("Fund IV");

Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a Delaware limited partnership ("Private Fund IV");

HM 1-FOF Coinvestors, L.P., a Texas limited partnership ("FOF Coinvestors");

HM4 Partners, L.P., a Texas limited partnership ("HM4 Partners");

Hicks, Muse GP Partners L.A., L.P., a Texas limited partnership ("GP Partners LA");

Hicks, Muse Latin America Fund I Incorporated, a Texas corporation ("LA Fund I Incorporated");

HM4-EQ Coinvestors, L.P., a Texas limited partnership ("HM4-EQ Coinvestors");

HM4-P Coinvestors, L.P., a Texas limited partnership ("HM4-P Coinvestors");

HM4-EN Coinvestors, L.P., a Texas limited partnership ("HM4-EN Coinvestors");

Hicks, Muse GP Partners IV, L.P., a Texas limited partnership ("GP Partners IV");

Hicks, Muse Fund IV LLC, a Texas limited liability company ("Fund IV LLC");

John R. Muse ("Mr. Muse"); and

Andrew S. Rosen ("Mr. Rosen").

Fund III

Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

HM3/GP Partners

HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

GP Partners III

GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

Fund III Incorporated

Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, J. Edward Herring, Jr., David W. Knickel and William G. Neisel, each of which serve as an executive officer of Fund III Incorporated, is set forth below under "Directors and Executive Officers." In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III.

HM3 Coinvestors

HM3 Coinvestors is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

HM&Co.

HM&Co. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds affiliated with Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. The business address of HM&Co., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of HM&Co., is set forth below. Each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HM&Co.

HM Partners

HM Partners is a Texas corporation, the principal business of which is to serve as the sole general partner of HM&Co. The business address of HM Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of HM Partners, is set forth below "Directors and Executive Officers." Each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HM Partners.

Fund IV

Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Fund IV, is set forth below.

Private Fund IV

Private Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private Fund IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Private Fund IV, is set forth below.

HM4 Partners

HM4 Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund IV and Private Fund IV. The business address of HM4 Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of HM4 Partners, is set forth below.

FOF Coinvestors

FOF Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of FOF Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of FOF Coinvestors, is set forth below.

GP Partners LA

GP Partners LA is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including FOF Coinvestors and HM4 Partners. The business address of GP Partners LA, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to LA Fund I Incorporated, the sole general partner of GP Partners LA, is set forth below.

LA Fund I Incorporated

LA Fund I Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners LA. The business address of LA Fund I Incorporated, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, David W. Knickel and William G. Neisel, each of which serve as an executive officer of LA Fund I Incorporated, is set forth below under "Directors and Executive Officers."  In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by LA Fund I Incorporated.

HM4-EQ Coinvestors

HM4-EQ Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EQ Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EQ Coinvestors, is set forth below.

HM4-P Coinvestors

HM4-P Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-P Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-P Coinvestors, is set forth below.

HM4-EN Coinvestors

HM4-EN Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EN Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EN Coinvestors, is set forth below.

GP Partners IV

GP Partners IV is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4-EQ Coinvestors, HM4-P Coinvestors, and HM4-EN Coinvestors. The business address of GP Partners IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of GP Partners IV, is set forth below.

Fund IV LLC

Fund IV LLC is a Texas limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners IV. The business address of Fund IV LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.  Information with respect to John R. Muse, David W. Knickel and William G. Neisel, each of which serve as an executive officer of Fund IV LLC, is set forth below under "Directors and Executive Officers."  In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund IV LLC.

John R. Muse

The principal business address of Mr. Muse is 200 Crescent Court Suite 1600, Dallas, Texas 75201. Mr. Muse is presently an executive officer of HM Capital Partners LLC (“HM Capital”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Andrew S. Rosen

The principal business address of Mr. Rosen is 200 Crescent Court Suite 1600, Dallas, Texas 75201. Mr. Rosen is presently an executive officer of HM Capital, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Directors and Executive Officers

The principal business address, occupation and employer of each of Messrs. Muse and Rosen are described above.  The principal business address of each of J. Edward Herring, Jr., David W. Knickel and William G. Neisel is 200 Crescent Court Suite 1600, Dallas, Texas 75201. Each of Messrs. Herring, Knickel and Neisel is presently an executive officer of Hicks Muse, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

(d)           None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 4.  Purpose of Transaction

Item 4 is supplemented as follows:

On September 18, 2012, Mr. Muse was appointed as a member of the board of directors of the Company.  In such capacity, he may have the ability to influence the management policies and control of the Company with the aim of increasing the value of the Company and as a result the Filing Parties’ investment.

Previously, the committee that exercises voting and dispositive power over the shares beneficially owned by each of Fund III Incorporated, HM Partners, LA Fund I Incorporated and Fund IV LLC consisted of three individuals, no single member of which had dispositive and/or voting power over the shares of the Company held by the HMC affiliates.  As of result of such committee currently consisting of two members (Messrs. Muse and Rosen), Messrs. Muse and Rosen may be deemed to share beneficial ownership of the shares of Common Stock owned (beneficially or of record) by the other Filing Parties (other than Messrs. Muse or Rosen).

The Filing Parties have no current intention to convert their shares of Class B Common Stock (and as a result, Class C Common Stock) into shares of Class A Common Stock. The Filing Parties would consider electing to convert their respective shares of Class B Common Stock (and as a result, Class C Common Stock) if the legal requirements limiting ownership of interests in broadcast and other media businesses change to permit the ownership of voting interests in the Company or if the Filing Parties dispose of their interests in other broadcast or media businesses that would give rise to legal ownership limitations as a result of such a share conversion.

None of the Filing Parties currently has any plan or proposal to acquire or dispose of additional securities of the Company.  The Filing Parties will continually review their investment in the Company's securities and, subject to market conditions, general economic conditions, contractual and legal restrictions and other factors, any Filing Party may in the future determine to acquire additional shares of Class B Common Stock, Class C Common Stock or other securities convertible into or exchangeable or exercisable for Class A Common Stock of the Company or dispose of shares of Class B Common Stock or Class C Common Stock it currently owns.

Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  The Filing Parties reserve the right to change their investment intent.

Item 5.  Interest in Securities of Issuer

Item 5 is amended and restated as follows:

All securities currently held by the Filing Parties are shares of Class B and Class C Common Stock (other than an option to purchase shares of Class A Common Stock held by Mr. Muse described below in this Item 5).  Each outstanding share of Class B Common Stock may be converted at the option of the holder into a share of Class A Common Stock or a share of Class C Common Stock, at any time, subject to the receipt of all requisite regulatory approvals and certain other conditions.  The shares of Class C Common Stock convert automatically into shares of Class A Common Stock upon conversion of a majority of the shares of Class B Common Stock.

 (a)

(1)           Fund III may be deemed to beneficially own in the aggregate 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 33.7% of the outstanding shares of all classes of Common Stock.  Of such shares, Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraphs (b)(1), (2), (3), and (4) below.

(2)           HM3/GP Partners may be deemed to beneficially own in the aggregate 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 33.7% of the outstanding shares of all classes of Common Stock.  Of such shares, HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraphs (b)(2), (3), and (4) below.

(3)           GP Partners III may be deemed to beneficially own in the aggregate 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 34.1% of the outstanding shares of all classes of Common Stock.  Of such shares, GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraphs (b)(3) and (4) below.

(4)           Fund III Incorporated may be deemed to beneficially own in the aggregate 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 34.1% of the outstanding shares of all classes of Common Stock. Of such shares, Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraph (b)(4) below.

(5)           HM3 Coinvestors may be deemed to beneficially own in the aggregate 236,980 shares of the Class B Common Stock of the Company, representing approximately 0.4% of the outstanding shares of all classes of Common Stock. Of such shares, HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 236,980 shares as a result of the relationships described in paragraphs (b)(3), (4), and (5) below.

(6)           HM&Co. may be deemed to beneficially own in the aggregate 123,466 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, HM&Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,466 shares as a result of the relationships described in paragraphs (b)(7) and (8) below.

(7)           HM Partners may be deemed to beneficially own in the aggregate 123,466 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, HM Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,466 shares as a result of the relationships described in paragraph (b)(8) below.

(8)           FOF Coinvestors may be deemed to beneficially own in the aggregate 127 shares of the Class B Common Stock of the Company, representing approximately 0.0% of the outstanding shares of all classes of Common Stock. Of such shares, FOF Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 127 shares as a result of the relationships described in paragraphs (b)(9), (13), and (14) below.

(9)           Fund IV may be deemed to beneficially own in the aggregate 4,692,329 shares of the Class B Common Stock of the Company, representing approximately 8.7% of the outstanding shares of all classes of Common Stock. Of such shares, Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,692,329 shares as a result of the relationships described in paragraphs (b)(10), (12), (13) and (14) below.

(10)           Private Fund IV may be deemed to beneficially own in the aggregate 31,562 shares of the Class B Common Stock of the Company, representing approximately 0.1% of the outstanding shares of all classes of Common Stock. Of such shares, Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 31,562 shares as a result of the relationships described in paragraphs (b)(11), (12), (13), and (14) below.

(9)           HM4 Partners may be deemed to beneficially own in the aggregate 4,723,891 shares of the Class B Common Stock of the Company, representing approximately 8.8% of the outstanding shares of all classes of Common Stock. Of such shares, HM4 Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,723,891 shares as a result of the relationships described in paragraphs (b)(12), (13), and (14) below.

(10)           GP Partners LA may be deemed to beneficially own in the aggregate 4,724,018 shares of the Class B Common Stock of the Company, representing approximately 8.8% of the outstanding shares of all classes of Common Stock. Of such shares, GP Partners LA has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,724,018 shares as a result of the relationships described in paragraphs (b)(13) and (14) below.

(11)           LA Fund I Incorporated may be deemed to beneficially own in the aggregate 4,724,018 shares of the Class B Common Stock of the Company, representing approximately 8.8% of the outstanding shares of all classes of Common Stock. Of such shares, LA Fund I Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,724,018 shares as a result of the relationships described in paragraph (b)(14) below.

(12)           HM4-EQ Coinvestors may be deemed to beneficially own in the aggregate 72,820 shares of the Class B Common Stock of the Company, representing approximately 0.1% of the outstanding shares of all classes of Common Stock. Of such shares, HM4-EQ Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 72,820 shares as a result of the relationships described in paragraphs (b)(15), (18) and (19) below.

(13)           HM4-P Coinvestors may be deemed to beneficially own in the aggregate 8,329 shares of the Class B Common Stock of the Company, representing approximately 0.0% of the outstanding shares of all classes of Common Stock. Of such shares, HM4-P Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,329 shares as a result of the relationships described in paragraphs (b)(16), (18) and (19) below.

(14)           HM4-EN Coinvestors may be deemed to beneficially own in the aggregate 13,016 shares of the Class B Common Stock of the Company, representing approximately 0.0% of the outstanding shares of all classes of Common Stock. Of such shares, HM4-EN Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,016 shares as a result of the relationships described in paragraphs (b)(17), (18) and (19) below.

(15)           GP Partners IV may be deemed to beneficially own in the aggregate 94,165 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, GP Partners IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 94,165 shares as a result of the relationships described in paragraphs (b)(18) and (19) below.

(16)           Fund IV LLC may be deemed to beneficially own in the aggregate 94,165 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, Fund IV LLC has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 94,165 shares as a result of the relationships described in paragraphs (b)(18) and (19) below.

(17)           Mr. Muse may be deemed to beneficially own in the aggregate 23,376,325 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 43.4% of the outstanding shares of all classes of Common Stock.  Of such shares, Mr. Muse has sole voting and dispositive power with respect 64,097 shares of the Class B Common Stock, and shared voting and dispositive power with respect to 23,312,228 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the governance structure described in paragraph (b)(20) below.

(18)           Mr. Rosen may be deemed to beneficially own in the aggregate 23,300,739 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 43.3% of the outstanding shares of all classes of Common Stock.  Of such shares, Mr. Rosen has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 23,300,739 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the governance structure described in paragraph (b)(21) below.

(b)

(1)           HM3/GP Partners is the sole general partner of Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Fund III. GP Partners III is the sole general partner of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM3/GP Partners and the shares of Class B Common Stock owned of record by HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by GP Partners III.

HM Partners is the general partner of HM&Co. and, therefore, may be deemed to be the beneficial owners of the shares of Class B Common Stock owned of record by HM&Co. HM4 Partners is the sole general partner of each of Fund IV and Private Fund IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by each of Fund IV and Private Fund IV. GP Partners LA is the sole general partner of each of HM4 Partners and FOF Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM4 Partners and the shares of Class B Common Stock owned of record by FOF Coinvestors. LA Fund I Incorporated is the sole general partner of GP Partners LA and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by GP Partners IV.

GP Partners IV is the sole general partner of each of HM4-EQ Coinvestors, HM4-P Coinvestors, and HM4-EN Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by each of HM4-EQ Coinvestors, HM4-P Coinvestors, and HM4-EN Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners IV.

(2)           The 1 share of Class C Common Stock reported in this statement for which Fund III has shared voting and dispositive power, is owned of record by Fund III.  Of the 18,122,110 shares of Class B Common Stock for which Fund III has shared voting and dispositive power, all of such shares are held of record by Fund III.

(3)           Of the 18,122,110 shares of Class B Common Stock and the 1 share of Class C Common Stock for which HM3/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM3/GP Partners and all of such shares are held of record by Fund III. HM3/GP Partners is the sole general partner Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Fund III.

(4)           Of the 18,359,090 shares of Class B Common Stock and the 1 share of Class C Common Stock for which GP Partners III has shared voting and dispositive power, none of such shares are held of record by GP Partners III, 18,122,110 of such shares of Class B Common Stock and the 1 share of Class C Common Stock are held of record by Fund III and, therefore, may be beneficially owned by HM3/GP Partners and 236,980 are held of record by HM3 Coinvestors. GP Partners III is the sole general partner of each of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM3/GP Partners and held of record by HM3 Coinvestors.

(5)           Of the 18,359,090 shares of Class B Common Stock and the 1 share of Class C Common Stock for which Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated and 18,122,110 of such shares of Class B Common Stock and the 1 share of Class C Common Stock are held of record by Fund III and, therefore, may be deemed to be beneficially owned by GP Partners III and 236,980 of such shares are held of record by HM3 Coinvestors and, therefore, may be deemed to be beneficially owned by GP Partners III. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners III.

(6)           Of the 236,980 shares of Class B Common Stock for which HM3 Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM3 Coinvestors.

(7)           Of the 123,466 shares of Class B Common Stock for which HM&Co. has shared voting and dispositive power, all of such shares are held of record by HM&Co.

(8)           Of the 123,466 shares of Class B Common Stock for which HM Partners has shared voting and dispositive power, none of such shares are held of record by HM Partners and all of such shares are held of record by HM&Co. HM Partners is the general partner of HM&Co. and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by HM&Co.

(9)           Of the 127 shares of Class B Common Stock for which FOF Coinvestors has shared voting and dispositive power, all of such shares are held of record by FOF Coinvestors.

(10)           Of the 4,692,329 shares of Class B Common Stock for which Fund IV has shared voting and dispositive power, all of such shares are held of record by Fund IV.

(11)           Of the 31,562 shares of Class B Common Stock for which Private Fund IV has shared voting and dispositive power, all of such shares are held of record by Private Fund IV.

(12)           Of the 4,723,891 shares of Class B Common Stock for which HM4 Partners has shared voting and dispositive power, none of such shares are held of record by HM4 Partners, 4,692,329 of such shares are held of record by Fund IV and 31,562 of such shares are held of record by Private Fund IV. HM4 Partners is the sole general partner of each of Fund IV and Private Fund IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by each of Fund IV and Private Fund IV.

(13)           Of the 4,724,018 shares of Class B Common Stock for which GP Partners LA has shared voting and dispositive power, none of such shares are held of record by HM4 Partners, 4,692,329 of such shares are held of record by Fund IV, 31,562 of such shares are held of record by Private Fund IV, and 127 of such shares are held of record by FOF Coinvestors. GP Partners LA is the sole general partner of each FOF Coinvestors and HM4 Partners and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by FOF Coinvestors and the shares of Class B Common Stock beneficially owned by HM4 Partners.

(14)           Of the 4,724,018 shares of Class B Common Stock for which LA Fund I Incorporated has shared voting and dispositive power, none of such shares are held of record by LA Fund I Incorporated, 4,692,329 of such shares are held of record by Fund IV, 31,562 of such shares are held of record by Private Fund IV, and 127 of such shares are held of record by FOF Coinvestors. LA Fund I Incorporated is the sole general partner of GP Partners LA and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners LA.

(15)           Of the 72,820 shares of Class B Common Stock for which HM4-EQ Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM4-EQ Coinvestors.

(16)           Of the 8,329 shares of Class B Common Stock for which HM4-P Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM4-P Coinvestors.

(17)           Of the 13,016 shares of Class B Common Stock for which HM4-EN Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM4-EN Coinvestors.

(18)           Of the 94,165 shares of Class B Common Stock for which GP Partners IV has shared voting and dispositive power, none of such shares are held of record by GP Partners IV, 72,820 of such shares are held of record by HM4-EQ Coinvestors, 8,329 of such shares are held of record by HM4-P Coinvestors, and 13,016 of such shares are held of record by HM4-EN Coinvestors. GP Partners IV is the sole general partner of each of HM4-EQ Coinvestors, HM4-P Coinvestors and HM4-EN Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by each of HM4-EQ Coinvestors, HM4-P Coinvestors and HM4-EN Coinvestors.

(19)           Of the 94,165 shares of Class B Common Stock for which Fund IV LLC has shared voting and dispositive power, none of such shares are held of record by Fund IV LLC, 72,820 of such shares are held of record by HM4-EQ Coinvestors, 8,329 of such shares are held of record by HM4-P Coinvestors, and 13,016 of such shares are held of record by HM4-EN Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners IV.

(20)           Of the 64,097 shares of the Class B Common Stock for which Mr. Muse has sole voting and dispositive power, all of such shares are held of record by Mr. Muse.  Of the 23,312,228 shares of the Class B Common Stock and the 1 share of Class C Common Stock for which Mr. Muse has shared voting and dispositive power, none of such shares are held of record by Mr. Muse and such shared voting and dispositive power is a result of Mr. Muse being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by each of Fund III Incorporated, HM Partners, LA Fund I Incorporated and Fund IV LLC.

(21)           Of the 23,300,739 shares of the Class B Common Stock and the 1 share of Class C Common Stock for which Mr. Rosen has shared voting and dispositive power, none of such shares are held of record by Mr. Rosen and such shared voting and dispositive power is a result of Mr. Rosen being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by each of Fund III Incorporated, HM Partners, LA Fund I Incorporated and Fund IV LLC.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Class A Common Stock covered by this Statement (or shares of Class B Common Stock or Class C Common Stock) not owned by him or it of record.

(c)           During the past 60 days the identified Filing Person effected the following transaction in shares of the Class A Common Stock:

Filing Person	Date of Transaction	Amount of Securities	Price Per Share	How and Where Effected
John R. Muse	September 18, 2012	Option to purchase 100,000 shares of the Class A Common Stock	N/A	In connection with Mr. Muse’s appointment as a member of the board of directors of the Company, the Company issued him an option to purchase 100,000 shares of the Class A Common Stock.

(d)           The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partners or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as set forth below in this Item 6, the rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

Certain Filing Parties have the benefits of a Registration Rights Agreement by which such Filing Parties have the right to require the Company, on two occasions, to register with the Securities and Exchange Commission shares of the Class A Common Stock into which their shares of Class B Common Stock and Class C Common Stock are convertible, subject to certain conditions. Such Filing Parties will also have an unlimited number of "piggy back" registration rights and will agree not to sell Class A Common Stock during any period beginning ten days prior and 180 days following any underwritten registration, unless the managing underwriter otherwise agrees. Under the Registration Rights Agreement, the Company will bear all registration expenses, other than underwriting discounts, commissions and fees and agrees to indemnify such Filing Parties against any liabilities that may result from their sale of Class A Common Stock.

Item 7.  Material to be Filed as Exhibits

1           Joint Filing Agreement by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, L.P., Hicks Muse & Co. Partners, L.P., HM Partners Inc., Hicks, Muse Fund IV LLC, Hicks, Muse GP Partners IV, L.P., HM4-EQ Coinvestors, L.P., HM 4-P Coinvestors, L.P., HM 4-EN Coinvestors, L.P., Hicks, Muse Latin America Fund I Incorporated, Hicks, Muse GP Partners L.A., L.P., HM 1-FOF Coinvestors, L.P., HM4 Partners, L.P., Hicks, Muse, Tate &Furst Equity Fund IV, L.P., Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., John R. Muse and Andrew S. Rosen, dated September 28, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE & CO. PARTNERS, L.P.

	By:	HM Partners Inc.,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM PARTNERS INC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE FUND IV, LLC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE GP PARTNERS IV, L.P.

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM4-EQ COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners IV, L.P.,
its general partner

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM 4-P COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners IV, L.P.,
its general partner

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM 4-EN COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners IV, L.P.,
its general partner

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE LATIN AMERICA FUND I INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE GP PARTNERS L.A., L.P.

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM 1-FOF COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HM4 PARTNERS, L.P.

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE, TATE & FURST EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	HICKS, MUSE, TATE & FURST PRIVATE EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012

/s/ John R. Muse
John R. Muse

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012

/s/ Andrew S. Rosen
Andrew S. Rosen

EXHIBIT INDEX

1
Joint Filing Agreement by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P., HM Partners Inc., Hicks, Muse Fund IV, LLC, Hicks, Muse GP Partners IV, L.P., HM4-EQ Coinvestors, L.P., HM 4-P Coinvestors, L.P., HM 4-EN Coinvestors, L.P., Hicks, Muse Latin America Fund I Incorporated, Hicks, Muse GP Partners L.A., L.P., HM 1-FOF Coinvestors, L.P., HM4 Partners, L.P., Hicks, Muse, Tate & Furst Equity Fund IV, L.P., Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., John R. Muse and Andrew S. Rosen, dated September 28, 2012.